UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In November 2005 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives	Quantity	% of particpation
		Same type of Shares	Total
Common Shares	152,684,560	61.7342	31.0147
Non-Voting Shares	11,450,811	4.6743	2.3259
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Bonus Stock	22/nov	152,684,560
Common Shares		Total		152,684,560
Non-Voting Shares		Bonus Stock	22/nov	11,450,811
Non-Voting Shares		Total		11,450,811
Closing Balance
Type of Securities/Derivatives	Quantity	% of particpation
		Same type of Shares	Total
Common Shares	305,369,120	62.3311	31.1647
Non-Voting Shares	22,901,622	4.6743	2.3372

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In November 2005 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	2,341,948	0.9469	0.4757
Non-Voting Shares	2,411,708	0.9844	0.4898
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M	Bonus Stock	22/nov	3,000
Non-Voting Shares		Total		3,000
Common Shares	Banco Bradesco S.A.	Bonus Stock	22/nov	2,341,948
Common Shares		Total		2,341,948
Non-Voting Shares		Bonus Stock	22/nov	2,408,708
Non-Voting Shares		Total		2,408,708
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	4,683,896	0.9560	0.4780
Non-Voting Shares	4,823,416	0.9844	0.4922

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	4	0.0448	0.0448
Non-Voting Shares	0	0.0000	0.0000
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	4	0.0448	0.0448
Non-Voting Shares	0	0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In November 2005 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	145,635	0.0588	0.0295
Non-Voting Shares	389,298	0.1589	0.0790
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Bonus Stock	22/nov	89,266
Common Shares		Total		89,266
Non-Voting Shares		Bonus Stock	22/nov	260,809
Non-Voting Shares		Total		260,809
Common Shares	Bradesco S.A. C.T.V.M	Bonus Stock	22/nov	44,892
Common Shares		Total		44,892
Non-Voting Shares		Bonus Stock	22/nov	113,235
Non-Voting Shares		Total		113,235
Common Shares		sell	10/nov	1,500	116.00	R$ 174,000.00
Common Shares		sell	11/nov	2,500	116.50	R$ 291,250.00
Common Shares		sell	11/nov	1,000	116.80	R$ 116,800.00
Common Shares		sell	11/nov	500	116.00	R$ 58,000.00
Common Shares		sell	11/nov	1,000	116.60	R$ 116,600.00
Common Shares		sell	14/nov	1,077	117.50	R$ 126,547.50
Common Shares		sell	14/nov	1,000	116.50	R$ 116,500.00
Common Shares		sell	14/nov	2,900	117.00	R$ 339,300.00
Common Shares		Total		11,477		R$ 1,338,997.50
Non-Voting Shares		sell	18/nov	4,700	128.00	R$ 601,600.00
Non-Voting Shares		sell	18/nov	2,000	128.10	R$ 256,200.00
Non-Voting Shares		sell	18/nov	300	128.30	R$ 38,490.00
Non-Voting Shares		sell	18/nov	5,254	130.00	R$ 683,020.00
Non-Voting Shares		sell	18/nov	3,000	130.10	R$ 390,300.00
Non-Voting Shares		Total		15,254		R$ 1,969,610.00
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	268,316	0.0547	0.0273
Non-Voting Shares	748,088	0.1526	0.0763

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In November 2005 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	(X) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1,376	0.0005	0.0002
Non-Voting Shares	16,797	0.0068	0.0034
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Bonus Stock	22/nov	226
Common Shares		Total		226
Non-Voting Shares		Bonus Stock	22/nov	2,246
Non-Voting Shares		Total		2,246
Common Shares	Bradesco S.A C.T.V.M	Bonus Stock	22/nov	1,150
Common Shares		Total		1,150
Non-Voting Shares		Bonus Stock	22/nov	14,551
Non-Voting Shares		Total		14,551
Non-Voting Shares	Spinelli S.A. C.V.M.C	sell	23/nov	3,500	68.15	R$ 238,525.00
Non-Voting Shares		sell	23/nov	500	68.20	R$ 34,100.00
Non-Voting Shares		Total		4,000		R$ 272,625.00
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	2,752	0.0005	0.0002
Non-Voting Shares	29,594	0.0060	0.0030

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In November 2005 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(X) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	6	0.0000	0.0000
Non-Voting Shares	768	0.0003	0.0001
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Bonus Stock	22/nov	6
Common Shares		Total		6
Non-Voting Shares		Bonus Stock	22/nov	768
Non-Voting Shares		Total		768
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	12	0.0000	0.0000
Non-Voting Shares	1,536	0.0003	0.0001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14 th, 2005

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.